UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 9)

                   Under the Securities Exchange Act of 1934

                        PRG-SCHULTZ INTERNATIONAL, INC.
                  ------------------------------------------
                              (Name of Issuer)

                                 COMMON STOCK
                      -------------------------------------
                         (Title of Class of Securities)

                                  69357C107
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                           Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                               (415) 434-1111
                               --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             August 25, 2003
                            -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 11


CUSIP NO. 69357C107              SCHEDULE 13D                     Page 2 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       14,594,508**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  14,594,508**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,594,508**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               21.9**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 69357C107              SCHEDULE 13D                     Page 3 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       14,594,508**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  14,594,508**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,594,508**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               21.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 69357C107              SCHEDULE 13D                     Page 4 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        BLUM STRATEGIC GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       14,594,508**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  14,594,508**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,594,508**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               21.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 69357C107              SCHEDULE 13D                     Page 5 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 BLUM STRATEGIC PARTNERS II, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395151
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       14,594,508**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  14,594,508**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,594,508**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               21.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 69357C107              SCHEDULE 13D                     Page 6 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3395150
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       14,594,508**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  14,594,508**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,594,508**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               21.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5


CUSIP NO. 69357C107              SCHEDULE 13D                    Page 7 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       14,594,508**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  14,594,508**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,594,508**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               21.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 69357C107              SCHEDULE 13D                     Page 8 of 11


Item 1.  Security and Issuer
----------------------------

This Amendment No. 9 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on May 23, 2003 by Blum Capital Partners, L.P., a California limited partnership, ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP, L.L.C., a Delaware limited liability company ("Blum GP"); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic Partners II, L.P., a Delaware limited partnership ("Blum Strategic II"); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of Blum GP and Blum GP II (collectively, the "Reporting Persons"). This amendment to the Schedule 13D relates to the shares of Common Stock of PRG-Schultz International, Inc., a Georgia corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 600 Galleria Parkway, Suite 100, Atlanta, Georgia 30339-5986. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to the Issuer's most recent Form 10-Q, there were 61,547,453 shares of Common Stock issued and outstanding as of July 31, 2003. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 861,800 shares of the Common Stock held by Blum L.P. and RCBA Inc. on behalf of the limited partnerships for which Blum L.P. serves as the general partner, or on behalf of an entity for which Blum L.P. serves as investment advisor, which represents 1.4% of the outstanding shares of the Common Stock; (ii) 117,700 shares of the Common Stock held by Blum GP on behalf of the limited partnership for which it serves as the general partner, which represents 0.2% of the outstanding shares of the Common Stock; and (iii) 8,447,048 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 13.7% of the outstanding shares of the Common Stock. Voting and investment power concerning the above shares are held solely by Blum L.P., Blum GP and Blum GP II. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 9,426,548 shares of the Common Stock, which is 15.3% of the outstanding Common Stock. As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the securities over which Blum L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which Blum GP and Blum GP II have voting and investment power.


CUSIP NO. 69357C107              SCHEDULE 13D                    Page 9 of 11


In the event that the Reporting Persons converted the Convertible Notes into Common Stock (see the Schedule 13D Amendment Number 2, filed by the Reporting Persons on December 5, 2001), the Reporting Persons would be deemed to have beneficial ownership of 14,594,508 shares, and the Issuer would be deemed to have 66,715,413 shares issued and outstanding. The Reporting Persons would thus be deemed to have beneficial ownership of 21.9% of the Common Stock, as follows:

       (i) Blum L.P. and RCBA Inc. would be deemed to have beneficial ownership of 4,091,775 shares, which represents 6.1% on an as converted basis;

(ii)	 Blum GP II would be deemed to have beneficial ownership of
10,385,033 shares, which represents 15.6% on an as converted basis;

(iii) Blum GP would be deemed to have beneficial ownership of 117,700 shares, which represents 0.2% on an as converted basis; and

    	(iv) Mr. Blum might be deemed to have beneficial ownership of 14,594,508 shares, which represents 21.9% on an as converted basis.

Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., or any of the managing members and members of Blum GP and Blum GP II, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP or Blum GP II.

(c) The reduction in holdings includes all shares legally owned by Carpenters Pension Trust for Southern California, all shares legally owned by United Brotherhood of Carpenters Pension Plan and all shares legally owned by The Common Fund for the account of its Multi-Strategy Equity Fund (collectively, the "Investment Advisory Clients") for which Blum L.P. maintained voting and investment power, and whose shares were therefore deemed to be beneficially owned by Blum L.P. During the last 60 days, the Reporting Persons distributed to the Investment Advisory Clients the shares of the Common Stock shown below:

Entity                            Trade Date      Shares       Price/Share
------                            ----------   ------------    ------------
Investment Advisory Clients,        08-25-03     1,013,400         -0-
which Blum L.P served as
investment advisor.


(d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------



CUSIP NO. 69357C107              SCHEDULE 13D                    Page 10 of 11


Item 6 to Schedule 13D is hereby amended to add the following information:

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as previously disclosed.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit I  Joint Filing Undertaking


CUSIP NO. 69357C107              SCHEDULE 13D                    Page 11 of 11


                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 2, 2003

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
      and Secretary                         and Secretary



 BLUM STRATEGIC GP, L.L.C.             RICHARD C. BLUM


 By  /s/ Murray A. Indick               /s/ Murray A. Indick
     -------------------------------  ---------------------------------------
     Murray A. Indick, Member         By  Murray A. Indick, Attorney-in-Fact




BLUM STRATEGIC GP II, L.L.C.               BLUM STRATEGIC PARTNERS II, L.P.
                                           By:  Blum Strategic GP II, L.L.C.,
                                                  its General Partner


 By  /s/ Murray A. Indick                 By  /s/ Murray A. Indick
    ----------------------------             ----------------------------
     Murray A. Indick, Member                 Murray A. Indick, Member





CUSIP NO. 69357C107             SCHEDULE 13D                    Page 1 of 1


                                   Exhibit I
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  September 2, 2003

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
     and Secretary                          and Secretary



BLUM STRATEGIC GP, L.L.C.             RICHARD C. BLUM



 By  /s/ Murray A. Indick             /s/ Murray A. Indick
     -------------------------------  ---------------------------------------
     Murray A. Indick, Member         By  Murray A. Indick, Attorney-in-Fact



BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC PARTNERS II, L.P.
                                       By:  Blum Strategic GP II, L.L.C.,
                                             its General Partner


 By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    ----------------------------          -----------------------------
     Murray A. Indick, Member              Murray A. Indick, Member